FORM RW
Fidelity Dividend Capital, Inc.
1137 South University Drive
Plantation, Florida 33324
Office: (954) 236-7037 Fax: (954) 916-8920
billfrattalone@mindspring.com
December 17, 2007
Karen J. Garnet
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
Via Edgar Transmission
Re: Fidelity Dividend Capital, Inc. (File No. 333-114314)
Ladies and Gentlemen:
     Pursuant to and in accordance with Rule 477 of the Securities Act of 1933, as amended, Fidelity Dividend Capital, Inc. (the “Company”) hereby requests withdrawal of its registration statement on Form S-11 (Registration Statement No. 333-114314) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 8, 2004. The Registration Statement is being withdrawn because the Company is being dissolved. No securities were sold in connection with the offering.
     Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (954) 916-8920. If you have any questions regarding this request for withdrawal, please contact me personally at 954-236-7037.
Sincerely,
Fidelity Dividend Capital, Inc.

Name:	/s/ William T. Frattalone

Title:	President & CEO